UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray 13401 Railway Drive Oklahoma City, Oklahoma 73114 (405) 752-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D	Page 2 of 9

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): CO

Schedule 13D	Page 3 of 9

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,095
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.9%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 4 of 9

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 5 of 9

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 6 of 9

This Amendment No. 7 (this “Seventh Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Seventh Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Original 13D”), Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1”), Amendment No. 2 thereto filed on February 13, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 2, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on May 1, 2009 (“Amendment No. 5”), and Amendment No. 6 thereto filed on May 19, 2009 (“Amendment No. 6” and with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

The purpose of this Seventh Amendment is to disclose the intentions of the Filing Parties following the Issuer’s 2009 annual meeting of stockholders.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read:

At the Issuer’s 2009 annual meeting of stockholders, the stockholders did not elect the Filing Parties’ nominees — Michael C. Bradley, Jr. and Captain Brian T. Costello, USN (ret) — to the Board. While the Filing Parties continue to believe that the Issuer needs better corporate governance and increased shareholder involvement, the Filing Parties are not inclined at this time to seek board representation.  Despite the election outcome, the Filing Parties believe their involvement has resulted in better bylaws for the stockholders, a temporary freeze on executive compensation increases, and an additional independent director on the board.  The Filing Parties will remain diligent in their role as stockholders of the Issuer.

The Filing Parties do not seek to make any merger, tender offer or other acquisition proposal, or to engage in any transaction that would make the Filing Parties an “acquiring person” under the Issuer's stockholder rights plan (that is, the holder of 20% or more of the Common Stock).

The Shares held by the Filing Parties were acquired for, and are being held for, investment purposes.  In pursuing their investment purposes, the Filing Parties may further purchase, hold, vote, trade, dispose of or otherwise deal in the shares at times, and in such manner, as they deem advisable. Whether the Filing Parties or any of them will buy, sell or hold will depend on their continuing evaluation of the Issuer’s business and prospects, prevailing market conditions, alternative investment opportunities, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Filing Parties may discuss such matters with the Issuer’s management or directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Without limiting the generality of the foregoing, the Filing Parties have considered the sale of sufficient shares to recoup their costs, including the costs of their consent and proxy solicitations.

Schedule 13D	Page 7 of 9

The Filing Parties do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein.  The Filing Parties may, collectively or individually, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect to any of the matters set forth in Item 4.

Item 5.      Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby amended and restated in the following respects:

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

Schedule 13D	Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 17, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

	By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

	By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Schedule 13D	Page 9 of 9